                                                                Exhibit 19









                                     1st
                                  FRANKLIN
                                  FINANCIAL
                                 CORPORATION



                                  QUARTERLY
                             REPORT TO INVESTORS
                                   FOR THE
                              NINE MONTHS ENDED
                              SEPTEMBER 30, 1996

                             MANAGEMENT'S LETTER

Financial Condition:
-------------------
   Net receivables (gross receivables less unearned finance charges) increased $4.9 million (4%) to $140.4 million at September 30, 1996 from $135.5 million at December 31, 1995. Over half this increase occurred during the quarter just ended resulting from the purchase of five branch offices and their related receivables from other finance companies. During September, Management negotiated the purchase of four branch offices in Alabama and one office in Georgia adding approximately $3.0 million in net receivables to the Company's loan portfolio. An overall increase in consumer lending in existing loan offices also contributed to the increase in loan receivables.

   The Company's investment portfolio increased $2.6 million (12%) during the nine months just ended as compared to the prior year-end. This increase was primarily due to Management transferring surplus funds from cash and cash equivalents into higher yielding bonds in order to maximize investment returns. Although realized investment income increased, volatility in bond market values during the current period resulted in a net unrealized loss of $41,603 in bonds held as available for sale in the Company's investment portfolio. At December 31, 1995, the Company had a $251,145 net unrealized gain on bonds held as available for sale.

   Cash and Cash Equivalents declined $3.0 million during the current year as a direct result of the aforementioned purchase of new branch offices and the corresponding increase in the loan portfolio and the transfer of surplus funds into investment securities. Funds were also used to redeem maturing commercial paper and for various other operating expenditures.


Results of Operations:
---------------------
   During the current year total revenues increased $2.3 million (6%) as compared to the same period in 1995 primarily due to increases in interest income. Average net receivables were $136.3 million during the nine months ended September 30, 1996 as compared to $124.5 million during the same nine-month period ended September 30, 1995. Interest income rose $.6 million (6%) and $1.9 million (7%) during the quarter and nine-month period just ended as compared to the same periods a year ago, respectively, as a result of the higher level of average net outstanding receivables.

   Third quarter net earnings experienced a slight increase over the same quarter a year ago mainly due to lower interest expense. A decline in average borrowing cost to 6.53% during 1996 as compared to 7.06% during 1995 enabled the Company to decrease interest expense during the quarter just ended and to hold the increase for the nine month period to a moderate level even though overall borrowings were up 16% as compared to the prior year. Net earnings for the nine months just ended declined $.5 million (8%) as compared to the same period in 1995 mainly due to higher loan losses and increases in other operating expenses.

   Rising loan delinquencies and increases in personal bankruptcies continue to have a deteriorating impact on the credit quality of the Company's loan receivables. Net charge-offs increased $.2 million (17%) and $.8 million (30%) during the quarter and nine month periods ended September 30, 1996 and 1995, respectively. This increase in net charge-offs caused the Company's provision for loan losses to increase $.4 million (37%) and $1.0 million (34%) during the comparable periods. Management is carefully monitoring the upward trend in loan losses and historically has been conservative in regards to the amount of the Company's loan loss reserve. As a result, the Company increased the reserve in August and September based on current loss rates and will continue to monitor the adequacy of the reserve through the remainder of the year.

   Other operating expenses increased $.2 million (4%) during the quarter ended September 30, 1996 as compared to the quarter ended September 30, 1995 and $2.0 million (9%) during the nine-month period ended September 30, 1996 as compared to the same nine-month period a year ago. Higher payroll and employee benefit costs, increases in advertising expenses, computer expenses, legal and audit expenses, rent expense, and telephone expense were the main causes of the increases.

   Effective income tax rates were 27.8% and 28.5% for the quarters ended September 30, 1996 and 1995 and 27.3% and 29.6% for the nine months just ended as compared to the same period a year ago, respectively. Certain tax benefits provided by law to life insurance companies substantially reduce the life insurance subsidiary's effective tax rate and thus decrease the Company's consolidated tax rate below statutory rates. Rates are lower during the current year due to the fact that the Company's insurance subsidiary earned a higher portion of the consolidated taxable income.

Liquidity:
---------
  Liquidity requirements of the Company are financed through the collection of receivables and through the issuance of public debt securities. Although net cash flows from financing activities, excluding bank borrowing, decreased $29.4 million during the quarter just ended as compared to the same quarter a year ago, liquidity was not adversely affected as the Company maintained a strong cash position and collections on loans increased $3.5 million during the comparable periods. In addition to the securities program, the Company has two external sources of funds through the use of two Credit Agreements. One agreement provides for available borrowing of $21 million. Available borrowings were $21 million at September 30, 1996 and December 31, 1995, relating to this agreement. Another agreement provides for an additional $2 million for general operating purposes. Available borrowings under this agreement were $2 million at September 30, 1996 and December 31, 1995.

  Liquidity was not adversely affected by delinquent accounts even though the percentage of outstanding receivables 60 days or more past due increased to 5.8% of receivables at September 30, 1996 from 4.8% of receivables at December 31, 1995.

  Management continually reviews potentially uncollectible loans and evaluates the inherent risks and change in the composition of the Company's loan portfolio. Current loss rates indicated a need to increase the allowance for loan losses to provide adequate protection against increasing loan losses on the current portfolio during August and September. The increase in the allowance did not affect liquidity as the allowance is maintained out of income, however, earnings could further be impacted if loss rates continue at the current level.

Legal Proceedings:
-----------------
  The Company has various legal proceedings pending against it in the state of Alabama and one case in the state of Georgia alleging different violations of consumer lending laws and violations in connection with the sale of credit insurance and loan refinancing. The outcome of the various actions is currently not determinable. Financial condition and operating results of the Company could be materially affected in the event of an unfavorable outcome. However, Management contends that the Company's operations are in compliance with applicable regulations and that the actions are without merit. The Company is diligently contesting all the complaints.

Other:
-----
  Management continues to explore and evaluate potential new market areas as part of its expansion plans. Since the end of September, two new branch offices have been opened in Alabama, two in Georgia and four branch offices have been opened in Mississippi. The Company has also gained approval to open a branch office in Louisiana.

                      1st FRANKLIN FINANCIAL CORPORATION
               CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                                                  September 30,  December 31,
                                                      1996           1995
                                                  ------------   ------------
                                                   (Unaudited)    (Audited)
                               ASSETS

CASH AND CASH EQUIVALENTS. . . . . . . . . . . .  $ 27,560,112   $ 30,513,593
                                                  ------------   ------------
LOANS, net . . . . . . . . . . . . . . . . . . .   126,032,168    120,762,867
                                                  ------------   ------------
INVESTMENT SECURITIES:
  Available for Sale, at fair market value . . .    21,542,082     17,194,375
  Held to Maturity, at amortized cost. . . . . .     3,445,156      5,186,492
                                                  ------------   ------------
                                                    24,987,238     22,380,867
                                                  ------------   ------------

OTHER ASSETS . . . . . . . . . . . . . . . . . .     9,707,246      8,426,661
                                                  ------------   ------------
         TOTAL ASSETS. . . . . . . . . . . . . .  $188,286,764   $182,083,988
                                                  ============   ============


                  LIABILITIES  AND STOCKHOLDERS' EQUITY

SENIOR DEBT  . . . . . . . . . . . . . . . . . .  $ 93,439,070   $ 95,540,664
OTHER LIABILITIES  . . . . . . . . . . . . . . .     8,233,993      8,179,506
SUBORDINATED DEBT  . . . . . . . . . . . . . . .    34,242,863     30,616,915
                                                  ------------   ------------
     Total Liabilities . . . . . . . . . . . . .   135,915,926    134,337,085
                                                  ------------   ------------

STOCKHOLDERS' EQUITY:
  Common Stock . . . . . . . . . . . . . . . . .       170,000        170,000
  Net Unrealized Gain (Loss) on
     Investment Securities Available
     for Sale  . . . . . . . . . . . . . . . . .       (41,603)       251,145
  Retained Earnings  . . . . . . . . . . . . . .    52,242,441     47,325,758
                                                  ------------   ------------
     Total Stockholders' Equity  . . . . . . . .    52,370,838     47,746,903
                                                  ------------   ------------
         TOTAL LIABILITIES AND
             STOCKHOLDERS' EQUITY  . . . . . . .  $188,286,764   $182,083,988
                                                  ============   ============



        The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                        1st FRANKLIN FINANCIAL CORPORATION

                        CONSOLIDATED STATEMENTS OF INCOME

                                 Quarter Ended           Nine Months Ended
                                 September  30             September 30
                           ------------------------  ------------------------
                                  (Unaudited)               (Unaudited)
                               1996         1995         1996        1995
                           -----------  -----------  -----------  -----------

INTEREST INCOME. . . . . . $10,285,749  $ 9,709,198  $30,237,097  $28,319,534
INTEREST EXPENSE . . . . .   2,107,581    2,153,487    6,171,363    5,864,043
                           -----------  -----------  -----------  -----------
NET INTEREST INCOME. . . .   8,178,168    7,555,711   24,065,734   22,455,491

  Provision for
    Loan Losses. . . . . .   1,638,581    1,196,934    3,813,237    2,840,339
                           -----------  -----------  -----------  -----------
NET INTEREST INCOME
  AFTER PROVISION
  FOR LOAN LOSSES. . . . .   6,539,587    6,358,777   20,252,497   19,615,152
                           -----------  -----------  -----------  -----------
NET INSURANCE INCOME . . .   3,430,753    3,248,524    9,939,399    9,567,486
                           -----------  -----------  -----------  -----------
OTHER REVENUE. . . . . . .     118,320      107,638      323,234      291,804
                           -----------  -----------  -----------  -----------
OTHER OPERATING EXPENSES:
  Personnel Expense. . . .   4,618,551    4,215,632   14,336,442   13,166,824
  Occupancy. . . . . . . .   1,082,115    1,033,911    3,198,968    2,922,056
  Other. . . . . . . . . .   1,756,706    1,915,505    5,965,543    5,449,260
                           -----------  -----------  -----------  -----------
     Total . . . . . . . .   7,457,372    7,165,048   23,500,953   21,538,140
                           -----------  -----------  -----------  -----------
INCOME BEFORE
  INCOME TAXES . . . . . .   2,631,288    2,549,891    7,014,177    7,936,302

  Provision for
    Income Taxes . . . . .     731,204      727,948    1,916,123    2,346,592
                           -----------  -----------  -----------  -----------
NET INCOME . . . . . . . .   1,900,084    1,821,943    5,098,054    5,589,710

RETAINED EARNINGS,
  beginning of period. . .  50,433,042   44,819,256   47,325,758   41,128,936

  Dividends on
    Common Stock . . . . .      90,685       77,447      181,371      154,894
                           -----------  -----------  -----------  -----------
RETAINED EARNINGS,
  end of period. . . . . . $52,242,441  $46,563,752  $52,242,441  $46,563,752
                           ===========  ===========  ===========  ===========
EARNINGS PER SHARE:
  Voting Common Stock;
    1700 Shares Outstanding
    all Periods. . . . . .      $11.18       $10.72       $30.01       $32.90
  Non-Voting Common Stock;      ======       ======       ======       ======
    168,201 Shares
    Outstanding
    Sept. 30, 1996 . . . .      $11.18       $10.72       $30.01       $32.90
                                ======       ======       ======       ======

       The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                 1st FRANKLIN FINANCIAL CORPORATION

                CONSOLIDATED STATEMENTS OF CASH FLOWS

          Increase (Decrease) in Cash and Cash Equivalents

                                                        Nine Months Ended
                                                          September 30
                                                   -------------------------
                                                          (Unaudited)
                                                       1996          1995
                                                   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income . . . . . . . . . . . . . . . . . .   $ 5,098,054   $ 5,589,710
  Adjustments to reconcile net income to net cash
   provided by operating activities:
     Provision for Loan Losses . . . . . . . . .     3,813,237     2,840,339
     Depreciation and Amortization . . . . . . .       808,096       791,157
     Other, net. . . . . . . . . . . . . . . . .       (71,975)     (115,260)
     (Increase) Decrease in
        Miscellaneous assets . . . . . . . . . .    (1,286,232)       35,519
     Increase(Decrease) in Accounts Payable
        and Accrued Expenses . . . . . . . . . .        54,487      (515,280)
                                                   -----------   -----------
            Net Cash Provided by
              Operating Activities . . . . . . .     8,415,667     8,626,185
                                                   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Loans Originated or purchased. . . . . . . . .   (80,240,730)  (75,797,595)
  Loan Payments. . . . . . . . . . . . . . . . .    71,158,192    66,039,180
  Purchases of marketable debt securities. . . .    (7,345,008)   (6,615,279)
  Principal payments on securities . . . . . . .       407,347            --
  Sales of marketable securities . . . . . . . .       768,750       510,000
  Redemptions of securities. . . . . . . . . . .     3,200,000       475,000
  Other, net . . . . . . . . . . . . . . . . . .      (660,682)     (738,723)
                                                   -----------   -----------
            Net Cash Provided by
               Operating Activities. . . . . . .   (12,712,131)  (16,127,417)
                                                   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (Decrease) in Senior Debt . . . . . .    (2,101,594)   22,788,429
  Subordinated Debt Issued . . . . . . . . . . .     6,335,536    10,584,108
  Subordinated Debt redeemed . . . . . . . . . .    (2,709,588)   (2,796,295)
  Dividends Paid . . . . . . . . . . . . . . . .      (181,371)     (154,894)
                                                   -----------   -----------
            Net Cash Provided by
              Financing Activities . . . . . . .     1,342,983    30,421,348
                                                   -----------   -----------
NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS . . . . . . . . . . . . .    (2,953,481)   22,920,116

CASH AND CASH EQUIVALENTS, beginning . . . . . .    30,513,593     6,689,544
                                                   -----------   -----------
CASH AND CASH EQUIVALENTS, ending. . . . . . . .   $27,560,112   $29,609,660
                                                   ===========   ===========

Cash Paid during the period for:  Interest . . .   $ 6,109,841   $ 5,700,418
                                  Income Taxes .     1,679,197     2,363,221


      The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                  -NOTES-

1. The accompanying interim financial information of 1st Franklin Financial Corporation and subsidiaries (the Company) should be read in conjunction with the annual financial statements and notes thereto as of December 31, 1995 and for the years then ended included in the Company's December 31, 1995 Annual Report.

2. In the opinion of Management of the Company, the accompanying consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of September 30, 1996 and December 31, 1995 and the results of its operations and its cash flows for the nine months ended September 30, 1996 and 1995. While certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

3. The results of operations for the nine months ended September 30, 1996 are not necessarily indicative of the results to be expected for the full fiscal year.

4. The computation of Earnings per Share is self-evident from the Consolidated Statement of Income and Retained Earnings.

                            BRANCH OPERATIONS
                            -----------------
             Isabel Vickery Youngblood . . . Senior Vice President
             A. Jarrell Coffee . . . . . . . Vice President
             Jack R. Coker . . . . . . . . . Vice President

             Robert J. Canfield. . . . . . . Area Vice President
             J. Michael Culpepper. . . . . . Area Vice President
             Ronald F. Morrow  . . . . . . . Area Vice President

                               SUPERVISORS
                               -----------
Regina Bond                    Jeff Lee                Ed Pulsifer
Susie Cantrell                 Tommy Lennon            Henrietta Reathford
Donald Carter                  Mike Lyles              David Reynolds
Jimmy Davis                    Johnny McEntyre         Timothy Schmotz
Tony Ellison                   Dianne Moore            Bob Seawright
Donald Floyd                   Melvin Osley            Barbara Sims
Jack Hobgood                   Dale Palmer             Gaines Snow
Terry Honeycutt                Darryl Parker           Marc Thomas
Judy Landon                    Judy Paul               Stewart York

                                 OFFICES
                                 -------
Alabama Offices:               Georgia Offices:        Georgia Offices:
---------------                ---------------         ---------------
Alexander City                 Carrollton              McRae
Andalusia                      Cartersville            Milledgeville
Arab                           Cedartown               Monroe
Athens                         Chatsworth              Montezuma
Bessemer                       Clarkesville            Monticello
Birmingham                     Claxton                 Moultrie
Clanton                        Clayton                 Nashville
Cullman                        Cleveland               Newnan
Decatur                        Cochran                 Perry
Dothan                         Commerce                Richmond Hill
Enterprise                     Conyers                 Rome
Fayette                        Cordele                 Royston
Florence                       Cornelia                Sandersville
Gadsden                        Covington               Savannah
Hamilton                       Cumming                 Statesboro
Huntsville                     Dallas                  Swainsboro
Jasper                         Dalton                  Sylvania
Muscle Shoals                  Dawson                  Sylvester
Opp                            Douglas                 Thomaston
Ozark                          Douglasville            Thomson
Prattville                     Eastman                 Tifton
Russellville                   Elberton                Toccoa
Scottsboro                     Ellijay                 Valdosta
Selma                          Forsyth                 Vidalia
Sylacauga                      Fort Valley             Warner Robins
Troy                           Gainesville             Washington
Tuscaloosa                     Garden City             Winder
                               Georgetown
Georgia Offices:               Greensboro              South Carolina Offices:
---------------                Griffin                 ----------------------
Adel                           Hartwell                Aiken
Albany                         Hawkinsville            Anderson
Alma                           Hazlehurst              Cayce
Americus                       Hinesville              Clemson
Athens                         Hogansville             Columbia
Barnesville                    Jackson                 Easley
Baxley                         Jasper                  Gaffney
Blakely                        Jefferson               Greenville
Blue Ridge                     Jesup                   Greenwood
Bremen                         LaGrange                Lancaster
Brunswick                      Lavonia                 Laurens
Buford                         Lawrenceville           Orangeburg
Butler                         Madison                 Seneca
Cairo                          Manchester              Union
Calhoun                        McDonough               York
Canton

                                DIRECTORS
                                ---------
                            W. Richard Acree
                      President, Acree Oil Company

                            Ben F. Cheek, III
                  Chairman and Chief Executive Officer
                   1st Franklin Financial Corporation

                             Lorene M. Cheek
                                Homemaker

                             Jack D. Stovall
               President, Stovall Building Supplies, Inc.

                         Dr. Robert E. Thompson
                        Physician, Toccoa Clinic

                           EXECUTIVE OFFICERS
                           ------------------
                            Ben F. Cheek, III
                  Chairman and Chief Executive Officer

                             T. Bruce Childs
                  President and Chief Operating Officer

                            A. Roger Guimond
               Vice President and Chief Financial Officer

                               Lynn E. Cox
                                Secretary

                             Linda L. Sessa
                                Treasurer

                            INVESTMENT CENTER
                            -----------------
                               Lynn E. Cox
                            Account Executive

                            Phoebe P. Martin
                            Account Executive

                            Sandra N. Oliver
                              New Accounts

                                 COUNSEL
                                 -------
                       Jones, Day, Reavis & Pogue
                        3500 One Peachtree Center
                       303 Peachtree Street, N.E.
                      Atlanta, Georgia  30308-3242

                                AUDITORS
                                --------
                           Arthur Andersen LLP
                       133 Peachtree Street, N.E.
                         Atlanta, Georgia  30303